UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109
1	Names of Reporting Person: NXP Co-Investment GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 15,029,155
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,029,155
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,029,155
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.97%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of the date hereof. As of December 31, 2012, the ownership percentage was 7.42%. See Item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: NXP Co-Investment Partners L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 15,029,155
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,029,155
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,029,155
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.97%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of the date hereof. As of December 31, 2012, the ownership percentage was 7.42%. See Item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: NXP Co-Investment Investor S.à.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 15,029,155
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,029,155
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,029,155
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.97%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of the date hereof. As of December 31, 2012, the ownership percentage was 7.42%. See Item 4.

Item 1.

	(a)	Name of issuer:

NXP Semiconductors N.V.

	(b)	Address of issuer’s principal executive offices:

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.

	(a)	Name of person filing:

NXP Co-Investment GP Ltd. NXP Co-Investment Partners L.P. NXP Co-Investment Investor S.à.r.l.

	(b)	Address or principal business office or, if none, residence:

The principal business office for NXP Co-Investment GP Ltd. and NXP Co-Investment Partners L.P. is:

c/o Maples and Calder

P.O. Box 309 Ugland House

Grand Cayman

KY1-1104 Cayman Islands

The principal business office for NXP Co-Investment Investor S.à.r.l. is:

59, rue de Rollingergrund

L-2440 Luxembourg, Grand Duchy of Luxembourg

	(c)	Citizenship:

See Item 4 of each cover page

	(d)	Title of class of securities:

Common stock, nominal value €.20 per share

	(e)	CUSIP No.:

N6596X109

Item 3.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

NXP Co-Investment Investor S.à.r.l. owns 15,029,155 shares of the Issuer’s common stock as of the date hereof and owned 18,684,787 shares of the Issuer’s common stock as of December 31, 2012. NXP Co-Investment Partners L.P. is the sole shareholder of NXP Co-Investment Investor S.à.r.l. NXP Co-Investment GP Ltd. is the general partner of NXP Co-Investment Partners L.P. NXP Co-Investment GP Ltd. is owned by Silver Lake (Offshore) AIV GP II, Ltd., KKR Europe II Limited, BCP IX NXP Ltd. and Apax Europe VI NXP Founder GP, Ltd., none of which owns a majority. Because of the foregoing relationships, each of NXP Co-Investment Partners L.P. and NXP Co-Investment GP Ltd. may be deemed to beneficially own the shares of the Issuer’s common stock owned by NXP Co-Investment Investor S.à.r.l.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”) are, together with funds and entities advised by Silver Lake Management Company, L.L.C. (“Silver Lake”), Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Apax Partners LLP (“Apax”) and AlpInvest Partners B.V. (“AlpInvest,” with the funds and entities advised by Silver Lake, KKR, Bain, Apax and AlpInvest being referred to as the “Sponsor Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”) and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. Among other things, the Shareholders’ Agreement requires the parties to vote their shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions more generally among the parties thereto and permits certain parties thereto to nominate persons to an investors committee established by the parties thereto (the “Investors Committee”), which has approval rights over certain actions proposed to be taken by the parties as set out therein. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Sponsor Parties, the Philips Parties or the Management Foundation, except to the extent already disclosed in this Schedule 13G/A. Each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Sponsor Parties, the Philips Parties and the Management Foundation, except to the extent already disclosed in this Schedule 13G/A.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NXP CO-INVESTMENT GP LTD.

Dated: February 14, 2013	Signature:	/s/ Craig Farr
	Name:	Craig Farr
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Director

NXP CO-INVESTMENT PARTNERS L.P.

By: NXP CO-INVESTMENT GP LTD.
Its: General Partner

Dated: February 14, 2013	Signature:	/s/ Craig Farr
	Name:	Craig Farr
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Ian Loring
	Name:	Ian Loring
	Title:	Director

NXP CO-INVESTMENT INVESTOR S.À.R.L.

Dated: February 14, 2013	Signature:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager